UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 11-K

(Mark One)

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

OR

Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from _________ to ____________ Commission file number _000-50351_

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Genesis HealthCare Corporation Union 401(k)
(F/K/A Genesis Health Ventures, Inc. Union 401(k) Plan)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Genesis HealthCare Corporation 101 East State Street Kennett Square, PA 19348 (610) 444-6350

Genesis HealthCare Corporation Union 401(k) Plan Financial Statements, Supplemental Schedule and Exhibits as of December 31, 2004 and 2003 and for the year ended December 31, 2004.

The following plan financial statements, schedules and reports, have been prepared in accordance with the financial reporting requirements of ERISA.

Items 1 – 3:	Not applicable under ERISA filing.

Item 4:	Financial Statements and Exhibits.

GENESIS HEALTHCARE CORPORATION
UNION 401(K) PLAN (F/K/A GENESIS HEALTH VENTURES, INC.
UNION RETIREMENT SAVINGS PLAN)

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003

(With Report Of Independent Registered Public Accounting Firm Thereon)

GENESIS HEALTHCARE CORPORATION
UNION 401(K) PLAN (F/K/A GENESIS HEALTH VENTURES, INC.
UNION RETIREMENT SAVINGS PLAN)

Report of Independent Registered Public Accounting Firm

The Pension Committee and the Participants
Genesis HealthCare Corporation Union 401(K) Plan
     (F/K/A the Genesis Health Ventures, Inc. Union Retirement Savings Plan):

We have audited the accompanying statements of net assets available for benefits of the Genesis HealthCare Corporation Union 401(K) Plan (F/K/A the Genesis Health Ventures, Inc. Union Retirement Savings Plan) (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purposes of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Philadelphia, Pennsylvania
June 17, 2005

GENESIS HEALTHCARE CORPORATION
UNION 401(K) PLAN (F/K/A GENESIS HEALTH VENTURES, INC.
UNION RETIREMENT SAVINGS PLAN)

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003

Investments, at fair value	$7,240,590	$6,906,480
Employer’s contributions receivable	9,709	42,680
Participant contributions receivable	21,435	54,819
Participant loans	624,844	564,775

Total assets	7,896,578	7,568,754

Net assets available for benefits	$7,896,578	$7,568,754

See accompanying notes to financial statements.

GENESIS HEALTHCARE CORPORATION
UNION 401(K) PLAN (F/K/A GENESIS HEALTH VENTURES, INC.
UNION RETIREMENT SAVINGS PLAN)

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2004 and 2003

Additions to net assets attributed to:	2004	2003

Investment income:
Interest and dividends	$140,620	$85,455
Contributions:
Employer	345,866	399,860
Participants	909,561	1,080,245
Rollovers	4,600	—
Transfers from affiliated plans	156,869	6,967
Net appreciation in fair value of investments	526,965	1,059,126

Total additions	2,084,481	2,631,653

Deductions from net assets attributed to:
Benefit payments	716,895	968,346
Administrative expenses	38,673	35,853
Transfers to affiliated plans	1,001,089	1,555,636

Total deductions	1,756,657	2,559,835

Net increase	327,824	71,818
Net assets available for benefits:
Beginning of year	7,568,754	7,496,936

End of year	$7,896,578	$7,568,754

See accompanying notes to financial statements.

(1)	Description of the Plan

The following description of the Genesis HealthCare Corporation Union 401(K) Plan (the Plan) provides only general information. Participants should refer to the Plan document for more complete information.

	(a)	General

The Plan is a defined contribution savings plan that permits voluntary employee contributions that are matched, in part, by Genesis HealthCare Corporation (the Company). Employees of the Company covered by collective bargaining agreements that call for participation in the Plan are eligible for participation in the Plan on the first day of January or July following one year of service and 1,000 hours. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).

Effective December 1, 2003, Genesis Health Ventures, Inc. (GHV) changed its name to NeighborCare, Inc. and completed the distribution (the spin-off) of the common stock of the Company to its shareholders. As a result of the spin-off, GHV withdrew as the sponsor of the Plan and the Company replaced GHV as the Plan sponsor. The Plan was amended to reflect the Company as the sponsor. There were no other changes to the terms or conditions of the Plan.

	(b)	Contributions

Each eligible employee may elect to participate in the Plan and make contributions to the Plan through salary deductions in an amount not less than 1% and not in excess of 50% of such participant’s compensation, as defined in the Plan, in any calendar year. The Company matches 50% of the participant’s pre-tax contributions up to 6% of such participant’s compensation.

Notwithstanding any other provision of the Plan, the total pre-tax contribution made to the Plan by any participant may not exceed $13,000 for 2004. In addition, each eligible participant who has attained age 50 before the close of the Plan year is eligible to make catch-up contributions in accordance with, and subject to the limitations of, Section 414(v) of the Internal Revenue Code. For 2004, the catch-up contribution limitation is $3,000.

	(c)	Participant Accounts

Although Plan assets are collectively invested, records are maintained for each participant’s individual account. Each participant’s account is credited with the participant’s contribution and allocation of the Company’s contribution and Plan earnings (losses). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

(d)	Vesting
Participants are immediately vested in their pre-tax contributions plus actual earnings and losses thereon. Vesting in the Company’s matching contributions and earnings and losses thereon is based upon years of continuous service as follows:
Percentage
Years of service	vested

Less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 but less than 6	80%
6 or more	100%

	(e)	Payment of Benefits

Normal and deferred retirement benefits, disability benefits, and vested benefits are distributed as lump-sum or in approximately equal installments over a period of years not to exceed the life expectancy of the participant and his or her designated beneficiary.

Death benefits are paid as a single-sum or in installments over a period not to exceed five years, pursuant to the participant’s written election on forms provided by the Company.

Nonvested benefits that are subsequently forfeited may be used by the Company to reduce future matching contributions.

	(f)	Participant Notes

Employees may borrow a minimum of $1,000 and a maximum of 50% of their vested balance in the Plan, up to a maximum of $50,000. Such loans, upon approval by the Company, are generally repaid through payroll deductions over a period not to exceed five years and bear interest at prime rate at the date of the loan. Interest rates range from 4.00% to 9.50% as of December 31, 2004 and 2003.

	(g)	Transfers

Participants are able to transfer assets between the Plan and other Genesis HealthCare Corporation sponsored plans.

(2)	Summary of Significant Accounting Policies

	(a)	Basis of Financial Statement Preparation

The Plan’s financial statements are prepared on the accrual basis of accounting.

	(b)	Investment Valuation

Investments in common collective trust funds and certain Trustee sponsored mutual funds (collectively, common funds) are stated at estimated fair values, which have been determined based on the unit or share values of the funds. Unit or share values are determined by the financial institution sponsoring such funds by dividing the fund’s net assets at fair value by its units or shares outstanding at year-end. The fair values of the underlying investments of these funds are based upon quoted market prices.

Investments in mutual funds are stated at fair value based upon quoted market prices.

Investments in unitized common stock funds (common stock funds) are reported at fair value based upon quoted asset values of shares of the fund. As of December 31, 2004 and 2003, the common stock funds, held shares of common stock of either NeighborCare, Inc. or Genesis HealthCare Corporation (company common stock) and a money market or cash account. The shares of company common stock held are stated at fair value based upon the closing sales price of the common stock at year-end. The money market account is stated at its estimated fair value, which as of December 31, 2004 and 2003 was $7,100 and $1,114, respectively.

(c) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

(d) Plan Expenses

Company personnel perform various administrative services for the Plan, including maintenance of participant records. All Plan expenses are paid by the Company, on a noncompensatory basis, with the exception of trustee fees, which are paid for by the Plan.

(e) Benefits to Participants

Benefit payments to participants are recorded upon distribution.

(f) Forfeitures

Forfeitures of nonvested Company contributions are used to offset such future contributions.

(3)	Forfeitures

As of December 31, 2004 and 2003, there were no forfeiture amounts available for the reduction of future employer contributions. Also, in 2004 and 2003, employer contributions were reduced by $0 and $36,386, respectively, from forfeited nonvested accounts.

(4)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all participants become fully vested in the Company’s matching contributions.

(5)	Investments

A participant may direct contributions in any of the following investment options in increments of 1%:

AIM Basic Value Fund seeks long-term capital appreciation and invests in large value companies.

American Century Small Company Fund for Advice Track(AT) invests primarily in common stocks.

American Century Small Company Fund invests primarily in common stocks.

American Funds Growth Fund of America invests primarily in common stocks.

Artisan Small Cap Fund invests primarily in common stocks.

Dreyfus Mid Cap Index Fund invests in mid-cap equity companies.

Evergreen Emerging Markets Growth Fund for Advice Track invests primarily in growth equities in emerging market regions.

Evergreen International Bond Fund for Advice Track invests primarily in foreign bonds.

Evergreen International Equity Fund I for Advice Track invests primarily in common stocks.

Evergreen Strategic Growth Fund for Advice Track invests primarily in common stocks.

Federated Capital Preservation Fund invests primarily in guaranteed investment contracts.

Harbor Small Cap Value Fund for Advice Track invests primarily in common stocks.

Pimco High Yield Fund I for Advice Track invests primarily in high yield bonds.

T. Rowe Price Equity Income Fund for Advice Track invests primarily in common stocks.

Templeton Growth Fund invests primarily in common stocks with a flexible investment policy.

Vanguard Wellington Fund invests in a balance of equities and fixed income securities.

Wachovia (WBNA) Diversified Bond Group Trust Fund invests in full maturity bonds.

Wachovia Diversified Bond Group Trust Fund for Advice Track invests in full maturity bonds.

Wachovia Enhanced Stock Market Fund invests in large-cap equity index companies.

Wachovia Enhanced Stock Market Fund for Advice Track invests in large-cap equity index companies.

Wachovia Stable Investment Fund for Advice Track invests in equity index companies.

Genesis HealthCare Corporation Stock Fund invests in Company common stock.

NeighborCare Stock Fund invests in common stock of the Company’s former parent (no contributions to this Fund after December 1, 2003).

Investments as of December 31, 2004 and 2003, consisted of:

	December 31

	2004		2003

AIM Basic Value Fund	$39,145		$11,093
American Century Small Company Fund AT	6,871		—
American Century Small Company Fund/ADV	69,420		—
American Funds Growth Fund of America	1,020,477	*	1,229,183	*
Artisan Small Cap Fund AT	728
Dreyfus MidCap Index Fund	78,813		115,080
Evergreen Emerging Market Growth Fund I AT	7,238		—
Evergreen International Bond Fund I AT	77,999		—
Evergreen International Equity Fund I AT	48,291		—
Evergreen Strategic Growth Fund I AT	77,576		—
Federated Capital Preservation Fund	1,816,520	*	1,824,712	*
Harbor Small Cap Value Fund AT	14		—
MFS New Discovery Fund	—		60,695
Pimco High Yield Fund I AT	95,640		—
T. Rowe Price Equity Income Fund AT	107,519		—
Templeton Growth Fund	520,120	*	577,588	*
Vanguard Wellington Fund	991,238	*	944,163	*
WBNA Diversified Bond Group Trust	86,707		1,086,191	*
WBNA Diversified Bond Group Trust Fund AT	941,256	*	—
WBNA Enhanced Stock Market Fund	22,253		1,036,672	*
WBNA Enhanced Stock Market Fund AT	1,034,901	*	—
WBNA Stable Investment Fund AT	90,337		—
Genesis HealthCare Corporation Stock Fund	98,551		10,622
NeighborCare (F/K/A Genesis Health Ventures) Stock Fund	8,976		10,481

	$7,240,590		$6,906,480

*Represents 5% or more of the net assets of the Plan.

During 2004 and 2003, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value by $526,965 and $1,059,126, respectively, as follows:

	2004	2003

Mutual Funds	$246,473	$641,058
Common Funds	248,110	394,332
Common Stock Funds:
Genesis HealthCare Corporation Stock Fund	27,408	19,792
NeighborCare Stock Fund	4,974	3,944

	$526,965	$1,059,126

(6)	Income Taxes

A favorable determination letter was received February 2, 2004, from the Internal Revenue Service stating that the Plan is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code and is exempt from federal income taxes under Internal Revenue Code Section 501(a). In the opinion of the Plan administrator, the Plan continues to operate and qualify as designed.

(7)	Party-in-Interest Transactions

Plan investments in the American Century Small Company Fund for Advice Track, the Evergreen Emerging Markets Growth Fund for Advice Track, the Evergreen International Bond Fund for Advice Track, the Evergreen International Equity Fund I for Advice Track, the Evergreen Strategic Growth Fund for Advice Track, the Harbor Small Cap Value Fund for Advice Track, the Pimco High Yield Fund I for Advice Track, the T. Rowe Price Equity Income Fund for Advice Track, the Wachovia Diversified Bond Group Trust Fund, the Wachovia Diversified Bond Group Trust Fund for Advice Track, the Wachovia Enhanced Stock Market Fund, the Wachovia Enhanced Stock Market Fund for Advice Track, and the Wachovia Stable Investment Fund for Advice Track are shares of funds managed by Wachovia Bank N.A., the trustee. These transactions qualify as party-in-interest transactions.

Plan investments in Genesis HealthCare Corporation invest in shares of the plan sponsor’s publicly traded stock. These transactions qualify as party-in-interest transactions.

The Plan incurred $38,504 and $35,853 of administrative fees for Wachovia’s trustee and record-keeping services in 2004 and 2003, respectively, and is included in administrative expenses on the statements of changes in net assets available for benefits. These transactions qualify as party-in-interest transactions.

(8)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits as of December 31, 2004 and 2003, from the financial statements to the Form 5500:

	2004	2003

Net assets available for benefits per the financial statements	$7,896,578	$7,568,754
Employer and participant receivables	(31,144)	(97,499)

Net assets available for benefits per the Form 5500	$7,865,434	$7,471,255

Schedule 1

GENESIS HEALTHCARE CORPORATION
UNION 401(K) PLAN (F/K/A GENESIS HEALTH VENTURES, INC.
UNION RETIREMENT SAVINGS PLAN)

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

	Description of	Shares or	Current
Identity of issue	investments	face amount	value

AIM Basic Value Fund	Fund	1,207	$39,145
American Century Small Company Fund AT*	Fund	610	6,871
American Century Small Company Fund/ADV	Fund	6,860	69,420
American Funds Growth Fund of America	Fund	37,656	1,020,477
Artisan Small Cap Fund AT*	Fund	68	728
Dreyfus Mid Cap Index Fund	Fund	3,009	78,813
Evergreen Emerging Market Growth Fund I AT*	Fund	473	7,238
Evergreen International Bond Fund I AT*	Fund	6,361	77,999
Evergreen International Equity Fund I AT*	Fund	3,345	48,291
Evergreen Strategic Growth Fund I AT*	Fund	6,713	77,576
Federated Capital Preservation Fund	Fund	152,483	1,816,520
Harbor Small Cap Value Fund AT*	Fund	1	14
Pimco High Yield Fund I AT*	Fund	8,288	95,640
T. Rowe Price Equity Income Fund AT*	Fund	8,344	107,519
Templeton Growth Fund	Fund	22,723	520,120
Vanguard Wellington Fund	Fund	32,833	991,238
WBNA Diversified Bond Group Trust Fund AT*	Fund	8,318	86,707
WBNA Diversified Bond Group Trust Fund*	Fund	24,186	941,256
WBNA Enhanced Stock Market Fund AT*	Fund	1,792	22,253
WBNA Enhanced Stock Market Fund*	Fund	12,921	1,034,901
WBNA Stable Investment Fund AT*	Fund	8,750	90,337
Genesis HealthCare Corporation Stock Fund*	Stock fund	6,362	98,551
NeighborCare Stock Fund*	Stock fund	461	8,976
Participant loans (interest rates range from 4.0% to 9.5%)*	Loan agreements		624,844

			$7,865,434

*Party-in-interest transactions.

See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

GENESIS HEALTHCARE CORPORATION UNION 401(k) PLAN

(Name of Plan)

Date: June 29, 2005

By:	/s/ James W. Tabak

James W. Tabak,
Sr. Vice President, Human Resources
Genesis HealthCare Corporation

EXHIBIT INDEX

Item

23	Consent of Independent Registered Public Accounting Firm